VARIABLE ANNUITY ACCOUNT C
Multiple Sponsored Retirement Options

ING Life Insurance and Annuity Company

Supplement Dated September 2, 2003 to
Prospectus and Contract Prospectus Summary
Each dated May 1, 2003 and as Supplemented May 29, 2003

GENERAL DESCRIPTION OF ING GET U.S. CORE PORTFOLIO - SERIES 2 (GET Series 2 or the Series)
GET Series 2 is an investment option that may be available during the accumulation phase of the contract. ING Life Insurance and Annuity Company (the Company or we) makes a guarantee, as described below, when you direct money into GET Series 2. ING Investments, LLC serves as the investment adviser and Aeltus Investment Management, Inc. (ING Aeltus) serves as investment sub-adviser to GET Series 2. GET Series 2 may not be available under all contracts, in all plans, or in all jurisdictions.

We will offer GET Series 2 shares only during the offering period, which is scheduled to run from September 12, 2003 through the close of business of the New York Stock Exchange on December 11, 2003. Please read the GET Series 2 prospectus for a more complete description of GET Series 2, including its charges and expenses. A GET Series 2 prospectus may be obtained, free of charge, from the ING USFS Customer Service Center at the address listed in the "Contract Overview - Questions: Contacting the Company" section of the Prospectus and on the first page of the Contract Prospectus Summary, by accessing the SEC web site or by contacting the SEC Public Reference Room.

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES OF GET SERIES 2
The Series seeks to achieve maximum total return and minimal exposure of the Series assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period.

The only time that investors may purchase shares of GET Series 2 is during the offering period. During the offering period, all GET Series 2 assets will be invested in short-term instruments. GET Series 2's guarantee period commences on December 12, 2003 and runs through December 12, 2008. During the guarantee period, the assets of GET Series 2 will be allocated between the "Equity Component" and the "Fixed Component" in accordance with the proprietary computer model used by ING Aeltus, the subadviser to GET Series 2. This asset allocation strategy seeks to optimize the exposure of the Series to the Equity Component while protecting Series assets. The model evaluates a number of factors, including interest rates, equity market volatility, the Series' total annual expenses, insurance company separate account expenses and the maturity date of GET Series 2, in determining the appropriate allocation between the Equity Component and the Fixed Component.

The Equity Component consists of common stocks included in the Standard and Poor's 500 Composite Stock Price Index (S&P 500), futures contracts on the S&P 500, and, when the Equity Component's market value is $500 million or less, investments in exchange traded funds (ETFs) that can reasonably be expected to have at least a 95% correlation ratio with the S&P 500, in S&P 500 futures, or in a combination of S&P 500 futures and ETFs. In ordinary circumstances, at least 80% of the amounts allocated to the Equity Component will be invested in stocks included in the S&P 500. Generally, ING Aeltus manages the Equity Component in accordance with an "enhanced index" strategy under which it overweights stocks that it believes will outperform the S&P 500 and underweights (or avoids altogether) those stocks that it believes will underperform the S&P 500. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the guarantee.

In managing the Fixed Component, ING Aeltus seeks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds that mature within three months of the maturity date of the Series. Generally, at least 55% of the amounts allocated to the Fixed Component will consist of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. The assets allocated to the Fixed Component may also be invested in, among other things, certain mortgage backed securities, U.S. Treasury futures, and money market instruments.

GET Series 2's asset allocation strategy will be implemented by allocating assets appropriately to the Equity Component and to the Fixed Component so that no amounts are due from the Company under the guarantee. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the Equity Component, or to any investment returns generated by GET Series 2.

THE GET SERIES GUARANTEE

The guarantee period for GET Series 2 will end on December 12, 2008, which is GET Series 2's maturity date. The Company guarantees that the value of an accumulation unit of the GET Series 2 subaccount under the contract on the maturity date (as valued after the close of business on December 12, 2008), will not be less than its value as determined after the close of business on the last day of the offering period. This guarantee is dependent upon the Company's claims-paying ability. If the value on the maturity date is lower than it was on the last day of the offering period, we will transfer funds from our general account to the GET Series 2 subaccount to make up the difference. This means that if you remain invested in GET Series 2 until the maturity date, at the maturity date you will receive no less than the value of your separate account investment directed to GET Series 2 as of the last day of the offering period, less any maintenance fees and any amounts you transfer or withdraw from the GET Series 2 subaccount.

If you withdraw, request a loan, or transfer funds from GET Series 2 before the maturity date, we will process the transactions at the actual unit value next determined after we receive your order. The guarantee will not apply to these amounts.

MATURITY DATE

Before the maturity date, we will send a notice to each contact holder or participant who has amounts in GET Series 2. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Series 2 amounts. If you do not make a choice on the maturity date, we will transfer your GET Series 2 amounts to the Series of the GET Portfolio that we are currently offering at that time, assuming that we are offering a GET Series at that time and that it is made available under your contract. If no GET Portfolio Series is available, we will transfer your GET Series 2 amounts to a balanced fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the Contract that has the best 5-year standardized performance. If there are no such balanced funds available under the contract, we will transfer your GET Series 2 amounts to a core U.S. equity fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance.

The following information supplements the "Fee Table" section in the Prospectus and the table in the "Charges and Deductions" section of the Prospectus Summary:

FEES DEDUCTED FROM THE GET SERIES 2 SUBACCOUNT DURING THE ACCUMULATION PHASE
(Daily deductions equal to the given percentage of values invested in the subaccount on an annual basis)

	Applicable to contracts other than Texas K-12 contracts	Applicable to Texas K-12 contracts
Separate Account Annual Expenses (as a percentage of average account value)		
Maximum Mortality and Expense Risk Charge...	1.50%	1.25%
Maximum Administrative Expense Charge	0.25%[1]	0.25%[2]
GET Series 2 Guarantee Charge (deducted daily during the Guarantee Period)	0.25%	0.25%
Maximum Total Separate Account Annual Expenses	2.00%	1.75%

[1] We only impose this charge under some contracts. See "Fees."

[2] We currently do not impose this charge under Texas K-12 contracts; however, we reserve the right to charge up to 0.25% annually.

FEES DEDUCTED BY THE FUNDS

The following information supplements the Fund Expense Table contained in the "Fee Table - Fees Deducted by the Funds" section of the Prospectus and the expense table in the "Charges and Deductions" section of the Prospectus Summary:

GET Series 2 Annual Expenses
(As a percentage of the average net assets)[1]

	Management (Advisory) Fees [2]	12b-1 Fee [3]	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses [4]
GET Series 2	0.60%	0.25%	0.15%	1.00%	-	1.00%

For more information regarding expenses paid out of assets of the portfolio, see the GET Series 2 prospectus.

[1] This table shows the estimated operating expenses for the Series as a ratio of expenses to average daily net assets.

[2] The Management (Advisory) Fee will be 0.25% during the offering period and 0.60% during the guarantee period.

[3] Pursuant to a Plan of Distribution adopted by the Series under Rule 12b-1 under the 1940 Act, the Series pays ING Funds Distributor, Inc. (the "Distributor") an annual fee of up to 0.25% of average daily net assets attributable to the Series' shares. The distribution fee may be used by the Distributor for the purpose of financing any activity which is primarily intended to result in the sale of shares of the Series, including payment of the fee to ING Life Insurance and Annuity Company in connection with the use of the Series under the Company's variable annuity contracts, and providing related services.

[4] ING Investments, LLC has entered into an expense limitation contract with the Series, under which it will limit expenses of the Series, excluding expenses such as interest, taxes, brokerage and extraordinary expenses to 0.65% during the offering period and 1.00% during the guarantee period, through December 31, 2004. Fee waiver and/or reimbursements by ING Investments, LLC may vary in order to achieve such contractually obligated "Net Annual Fund Operating Expenses".

The following information supplements the "Hypothetical Examples" section in the Prospectus:

Hypothetical Example – GET Series 2
The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include maximum contract holder transaction expenses, the maximum separate account annual expenses applicable to the GET Series 2 subaccount, and fund fees and expenses (until GET Series 2's maturity date).

The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the fees and expenses as listed in the "Total Annual Fund Operating Expenses" column on the previous page. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

GET Series 2	(A) If you withdraw your entire account value at the end of the applicable time period:			(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:		
	1 Year	**3 Years**	**5 Years**	**1 Year**	**3 Years**	**5 Years**
Applicable to contracts other than Texas K-12 contracts*	$829	$1,506	$2,207	$320	$978	$1,660
Applicable to Texas K-12 contracts	$943	$1,441	$1,957	$278	$853	$1,454

*Example (A) reflects deduction of an early withdrawal charge calculated using Early Withdrawal Charge Schedule I (based on completed purchase payment periods.) Schedule I is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply.

** This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump-sum withdrawal is requested within 3 years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.